Uniti Group Corporate Headquarters

10802 Executive Center Drive

Benton Building, Ste. 300

Little Rock, AR 72211

501.850.0820 | uniti.com

VIA EDGAR

September 27, 2019

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:Mr. Eric McPhee

Mr. Robert Telewiz

Re:Uniti Group Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed March 18, 2019

File No. 001-36708

Dear Mr. McPhee:

This letter sets forth the response of Uniti Group Inc. (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) dated and received by email on September 18, 2019. For your convenience, we have included the Staff’s comment below, immediately followed by our response thereto.

Form 10-Q for the quarterly period ended June 30, 2019

Item1 Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Straight-Line Revenue Receivable, page 13

1.

We note your disclosure that you have evaluated the collectability of the straight-line revenue receivable related to Windstream in light of Windstream’s pending bankruptcy.  We further note that you have accounted for the elimination of this receivable as an adjustment to equity as a result of the adoption of ASC Topic 842.  Given the write off was in response to Windstream’s pending bankruptcy, which occurred in February 2019, please explain to us how you determined it should be accounted for as an effect of adopting a new accounting principle.  In your response, please also tell us what consideration was given to writing off the receivable as of December 31, 2018.

Uniti Fiber Division Headquarters 107 St. Francis Street, Ste. 1800 Mobile, AL 36602 251.662.1170 | unitifiber.com New Orleans | Birmingham | Jackson | St. Petersburg | Dallas | Monroe	Uniti Towers Division Headquarters 10801 Executive Center Drive, Shannon Bldg., Ste. 100 Little Rock, AR 72211 501.850.0820| unititowers.com Domestic | International

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the write off of the straight-line revenue receivable was taken through equity as a result of the adoption of ASC 842, Leases (“ASC 842”) for the reasons outlined below.

ASC 842 fundamentally changed the accounting model under which lease receivables, including straight-line revenue receivables, should be evaluated.  Upon the adoption of ASC 842 on January 1, 2019, recognition of revenue and the straight-line rent receivable is not allowed unless collectability of all future rental payments contractually due through the initial term of the master lease with Windstream (“Master Lease”) is probable, which differs from the loss contingency model prescribed in ASC 450, Contingencies (“ASC 450”), which states a loss should only be recognized against the straight-line rent receivable balance if a loss is considered probable and reasonably estimable.

Consistent with prior reporting periods, at December 31, 2018 we evaluated the collectability of the straight-line rent receivable in accordance with guidance in ASC 310, Receivables, together with the guidance in ASC 450, which requires recognition of a loss when both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired at the date of the financial statements.
b.	The amount of the loss can be reasonably estimated.

In evaluating the collectability of the straight-line revenue receivable related to the Master Lease, we (i) monitor the credit quality of Windstream; (ii) review the financial statements of Windstream that are publicly available and that are required to be delivered to us pursuant to the Master Lease; (iii) monitor ongoing litigations and news reports regarding Windstream; (iv) conduct research to ascertain industry trends that potentially impact Windstream; and (v) monitor the timeliness of Windstream’s lease payments.

As disclosed in Part II, Item 8, Note 3, Concentration of Credit Risks, page 71 of our Form 10-K for the fiscal year ended December 31, 2018 (filed March 18, 2019), because rents under the Master Lease contribute a significant portion of our revenue and cash flow, there could be a material adverse impact on our business if Windstream were to default under the Master Lease, or otherwise experience operational or liquidity difficulties and become unable to satisfy its obligations under the Master Lease.  The Company notes that Windstream has experienced annual declines in its total revenue, services revenue and operating cash flows during the last several years (including 2 of the last 3 years); had its credit rating downgraded multiple times (including in June 2018) by nationally recognized credit rating agencies; and was involved in a litigation with an entity who acquired certain of its debt securities and thereafter issued a notice of default as to such securities relating to our spin-off from Windstream.  In December of 2017, the entity involved issued a notice of acceleration to Windstream claiming that the alleged default had matured into an “event of default” and that the principal amount, along with accrued interest, of such securities was due and payable immediately.  Windstream challenged the matter in federal court and a trial was held in July 2018. As of December 31, 2018, no verdict had been

Uniti Fiber Division Headquarters 107 St. Francis Street, Ste. 1800 Mobile, AL 36602 251.662.1170 | unitifiber.com New Orleans | Birmingham | Jackson | St. Petersburg | Dallas | Monroe	Uniti Towers Division Headquarters 10801 Executive Center Drive, Shannon Bldg., Ste. 100 Little Rock, AR 72211 501.850.0820| unititowers.com Domestic | International

rendered.  An actual “event of default” would trigger a default under the Master Lease.  In addition, Windstream is dependent upon distributions from its subsidiaries to fund its rental payments, and its subsidiaries’ debt instruments generally prohibit such distributions upon any event of default.  A negative ruling in the case would have a material adverse effect on Windstream.

In evaluating a potential loss of the straight-line rent receivable under ASC 450 at December 31, 2018, we noted that Windstream was current on all lease payments, and given there was no verdict in Windstream’s litigation, we did not believe a loss was probable under the standard.

In February 2019, when Windstream received an adverse ruling in the above-mentioned litigation, and subsequently filed for bankruptcy, the Company re-evaluated the criteria under ASC 450, noting that Windstream was current on all lease payments, including the March 2019 lease payment that was due subsequent to Windstream’s bankruptcy filing and collected prior to the filing of our 2018 year-end financial statements.  Furthermore, the Company considered Windstream’s options impacting the Master Lease that are available to them under the terms of its bankruptcy proceedings, noting that (a) the Master Lease could be assumed in whole, resulting in no impact to the straight-line revenue receivable or (b) the Master Lease could be rejected in whole, resulting in Windstream vacating the assets leased under the Master Lease.

In evaluating the potential outcomes, the Company considered the importance of the Master Lease to Windstream’s operations, noting that the leased assets are used to generate a significant portion of Windstream’s revenues, Windstream’s public comments of its intent to continue to provide service to its customers, and the regulated nature of Windstream’s operations, specifically as it relates to territories in which Windstream operates as a carrier of last resort and would require Federal Communications Commission approval to cease service.  As a result, the Company concluded that a rejection of the Master Lease was not probable, and therefore a loss of the straight-line revenue receivable was not considered probable under ASC 450 at December 31, 2018.  Secondarily, any potential loss, if any, was not considered estimable.  In addition, the Company evaluated the impact on the straight-line rent receivable in the event of a consensual renegotiation of the Master Lease, concluding that any potential loss, if any, was not considered probable or estimable at December 31, 2018.

Under ASC 842, at the date of the adoption on January 1, 2019, we evaluated the straight-line revenue receivable considering the probability of the collection of all future rents under the terms of the Master Lease through the initial lease term.   As noted above, prior to the date of adoption, Windstream had experienced negative trends in its operations, cash flows and credit profile, and was involved in litigation for which a negative outcome could have a material adverse effect on Windstream and its ability to satisfy its obligations under the terms of the Master Lease.  Based on the uncertainties created by Windstream’s circumstances that existed at January 1, 2019, the Company concluded that the collectability of all future rents due under the terms of the Master Lease was not probable in accordance with ASC 842, and therefore, the Company was required to account for the Master Lease under the cash basis of accounting.

The Company’s decision to write off the straight-line revenue balance was based on the uncertainties that existed regarding Windstream as of January 1, 2019 and resulted from the

Uniti Fiber Division Headquarters 107 St. Francis Street, Ste. 1800 Mobile, AL 36602 251.662.1170 | unitifiber.com New Orleans | Birmingham | Jackson | St. Petersburg | Dallas | Monroe	Uniti Towers Division Headquarters 10801 Executive Center Drive, Shannon Bldg., Ste. 100 Little Rock, AR 72211 501.850.0820| unititowers.com Domestic | International

change in accounting model for evaluating the collectability of lease payments. Therefore, the write off was recorded as an adjustment to equity due to the adoption of a new accounting standard.  However, had the Company continued to evaluate the straight-line revenue receivable under the loss contingency model prescribed by ASC 450, no write-off would have been recorded as of January 1, 2019.

In future quarterly and annual filings, we will expand our disclosure regarding the elimination of the straight-line revenue receivable related to Windstream to read as follows:

Straight-Line Revenue Receivables – As discussed in “Recently Issued Accounting Standards” in this Note 2, we have adopted ASU No. 2016-02, Leases (“ASC 842”) effective January 1, 2019.  This standard supersedes prior guidance regarding the evaluation of collectability of lease receivables, including straight-line revenue receivables.  We have evaluated the collectability of our straight-line revenue receivable associated with the Master Lease in accordance with the transition provisions of ASC 842.  At the date of adoption, due to uncertainties surrounding Windstream’s operations and liquidity, including uncertainties surrounding the outcome of Windstream’s pending litigation, we concluded that it was not probable that we would collect all future payments due to the Company over the initial term of the Master Lease.  As a result, effective January 1, 2019, the Company recorded the Master Lease on a cash basis in accordance with ASC 842 and will not reflect a straight-line revenue receivable until a time at which collectability of all future rents is determined to be probable. At the adoption of ASC 842, we reflected the write-off of the straight-line revenue balance as of January 1, 2019 as a $61.5 million adjustment to equity resulting from the change in accounting principle.

If you have further comments or need additional information, please feel free to contact me directly at (501) 850-0866.

Sincerely,

/s/ Mark A. Wallace

Mark A. Wallace

Executive Vice President – Chief Financial Officer

and Treasurer

Uniti Fiber Division Headquarters 107 St. Francis Street, Ste. 1800 Mobile, AL 36602 251.662.1170 | unitifiber.com New Orleans | Birmingham | Jackson | St. Petersburg | Dallas | Monroe	Uniti Towers Division Headquarters 10801 Executive Center Drive, Shannon Bldg., Ste. 100 Little Rock, AR 72211 501.850.0820| unititowers.com Domestic | International